UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ICON DEVELOPMENT, INC.
(Exact name of registrant as specified in its corporate charter)

Nevada	000-51698	98-0335119
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1235 Quayside Drive, Suite 703, New Westminster BC, Canada V3M 6J5
(Address of principal executive offices)

(604) 515-8065
(Registrant’s telephone number, including area code)

ICON DEVELOPMENT, INC.
1235 Quayside Drive, Suite 703, New Westminster BC, Canada V3M 6J5

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CHANGE OF CONTROL

This Information Statement is being mailed on or about April 23, 2007 to the holders of record at the close of business on April 18, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”), of Icon Development, Inc., a Nevada corporation (“Icon” or the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board”) as contemplated by the agreement and plan of merger (the “Agreement and Plan of Merger”) to be entered into on or about April 23, 2007 by and between the Company, Icon Acquisition Corporation, a wholly owned subsidiary of the Company incorporated in the State of Delaware (“Merger Sub”), American Xeno, Inc., a Nevada corporation (“Xeno”), and the holders of shares of capital stock of Xeno named therein (the “Xeno Stockholders”). Pursuant to the terms and conditions of the Agreement and Plan of Merger, on closing, Merger Sub will merge with and into Xeno, with Xeno being the surviving corporation (the “Merger”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security holders.

A copy of the Agreement and Plan of Merger will be filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to a Current Report on Form 8-K of the Company within four business days of its execution. Pursuant to the terms of the Agreement and Plan of Merger, each Xeno Stockholder will receive one share of Common Stock of Icon for every 2 shares of common stock of Xeno held prior to the Merger. In conjunction with the Merger, the Company intends to complete a private placement of units (“Units”) to sell up to 1,500,000 Units of the Company at a price of $1.00 per Unit to certain eligible investors. Each Unit will consist of one share of Common Stock and one-half of one Common Stock purchase warrant. Each whole purchase warrant will entitle the holder for eighteen months from the date of issuance of the Units to acquire one additional share of Common Stock at an exercise price of $2.00. As a result of the Merger, Xeno will become a subsidiary of Icon and a change of control of Icon will occur as the Xeno Stockholders will acquire approximately 71% of the issued and outstanding shares of Common Stock of Icon. After completion of the Merger and private placement, and following the cancellation of 12,500,000 shares by a founding stockholder, the Company will have 41,670,820 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote per share on all matters for which the Company’s security holders are entitled to vote.

On or about May 3, 2007, Kennedy Kerster will resign as Chief Executive Officer, Chief Financial Officer, and President of the Company. On the same day, Elliot Lebowitz will replace Mr. Kerster as President and Chief Executive Officer, Wayne Smith will be appointed as Corporate Secretary, Treasurer and Chief Financial Officer and Michael Perry will act as the Company’s Chairman of the Board (the “Chairman”).

In connection with the Merger and the resulting change in control, Mr. Kerster will resign as director on or about May 3, 2007 and Mr. Lebowitz, David Sachs, Michael Perry, Milton Datsopoulus and James Beckner will be appointed to the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock anticipated upon completion of the Merger by (i) each person who, to the Company’s knowledge, will beneficially own more than 5% of the shares of the Company’s Common Stock; (ii) each of the individuals who will be directors and executive officers of the Company following completion of the Merger; and (iii) all of the individuals who will be the Company’s executive officers and directors as a group following completion of the Merger.

Title of Class	Number and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
Common Stock	Kennedy Kerster[2]	Nil	*
Common Stock	Elliot Lebowitz[3]	9,000,000	21.6%
Common Stock	Wayne Smith[3]	Nil	*
Common Stock	Michael Perry [3]	150,000	*
Common Stock	David Sachs[3]	150,000	*
Common Stock	Milton Datsopoulus[3]	75,000	*
Common Stock	James Beckner[3]	Nil	*
Common Stock	Ken Swaisland[4]	7,000,000	16.8%
Common Stock	EMI Opportunity Fund[5]	2,250,000	5.4%
Common Stock	All Executive Officers and Directors as a Group	9,375,000	22.5%

* Indicates less than 1%

(1)

Beneficial ownership is calculated based on 41,670,820 shares of Common Stock issued and outstanding as of May 3, 2007 assuming completion of the Merger and private placement on such date. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person’s name, subject to community property laws, where applicable.

(2)

The address for this beneficial owner is c/o Icon Development, Inc., 1235 Quayside Drive, Suite 703, New Westminster BC, Canada V3M 6J5. Mr. Kerster is currently the Company’s Chief Executive Officer, Chief Financial Officer and President as well as a director of the Company and will be resigning from these positions on or about May 3, 2007.

(3)

The address for these beneficial owners is c/o Icon Development, Inc., 1235 Quayside Drive, Suite 703, New Westminster BC, Canada V3M 6J5. Mr. Lebowitz will be President and Chief Executive Officer of the Company, Mr. Smith is currently a director of the Company and Corporate Secretary and Treasurer, and will also be Chief Financial Officer of the Company and Mr. Perry will be the Company’s Chairman. Currently, Messrs. Lebowitz, Perry, Sachs, Datsopoulus and Beckner are proposed directors and will become directors on or about May 3, 2007.

(4)	The address for this beneficial owner is 4235 Evergreen Avenue, West Vancouver BC, Canada V7V 1H2. Mr. Swaisland will not be a director or officer of the Company.

(5)

The address for these beneficial owners is c/o SEAL Consulting S.A., Via Magetti 1, 4th Floor, Lugano 6900, Switzerland. EMI Opportunity Fund is a widely-held investment fund with multiple beneficial owners.

Other than the Merger, the Company is not aware of any arrangements that may result in a change of control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The names, ages, positions and five-year business experience of the current directors and executive officer are as follows:

Name	Age	Position and Business Experience
Kennedy Kerster	50

Mr. Kerster currently holds the following positions with the Company: Chief Executive Officer, Chief Financial Officer, President and Director. Mr. Kerster became the Company’s President and a director on October 6, 2004. Since December 1997, Mr. Kerster has been employed as an independent business consultant in both the private and public sectors. Mr. Kerster is also a former director of Lakefield Ventures, Inc., a public company involved in the mining and exploration industry in Quebec and Argentina. Prior to 1997, Mr. Kerster was employed as a Financial Advisor/ Registered Representative with Georgia Pacific Securities Corporation.

Wayne Smith	51

Mr. Smith currently holds the following positions with the Company: Secretary, Treasurer and Director since February 2, 2007. Prior to working for Icon, Mr. Smith worked for Visiphor Corporation as Chief Operating Officer and Chief Financial Officer from July 2003 through January 2007. Prior to those positions, he served as Visiphor’s Chief Financial Officer from September 2002 to July 2003, and began with the Company in May 2002. Since 1997, Mr. Smith is also a partner of TelePartners Consulting Inc., a consulting services company that provides management and financial consulting services. From May 2002 to September 2002, Mr. Smith served as comptroller of International Portfolio Management. From October 2001 to May 2002, Mr. Smith was a risk management advisor of Peter Reimer & Associates. From 1997 to July 2001 Mr. Smith was an Audit Senior of Amisano Hanson Chartered Accountants. Mr. Smith holds a Chartered Accountants designation in Canada.

On or about May 3, 2007, Mr. Kerster will resign as a director and Messrs. Lebowitz, Sachs, Perry, Datsopoulus and Beckner will be appointed to serve on the Board until the next annual meeting and their successors are duly elected and qualified, or their earlier death, resignation or removal.

In addition, on or about May 3, 2007, Mr. Kerster will resign as Chief Executive Officer, Chief Financial Officer, and President of the Company. On that same day, Mr. Lebowitz will replace Mr. Kerster as President and Chief Executive Officer, Mr. Smith will replace Mr. Kerster as Chief Financial Officer, and Mr. Perry will act as the Chairman of the Board.

The names, ages, positions and five-year business experience of the individuals who will be directors and executive officers following the Merger are as follows:

Name	Age	Position and Business Experience
Elliot Lebowitz	65

Dr. Lebowitz is currently the President and Chief Executive Officer and a director of American Xeno, Inc and he will hold the same positions with the Company post-merger. From February 2003 to October 2004, he was President of Theseus Imaging Corporation, a biopharmaceutical company. From April 1991 to June 2002, he was the founder and CEO of BioTransplant Incorporated, focused on enhancing immune responses. Since mid-1994, Dr. Lebowitz has been a member of the Board of Directors of Stem Cell Sciences, Ltd., an Australian private company, which is developing stem cell technology. He was a member of BioTransplant’s Board of Directors from April 1991 to April 2004. From January 2001 to April 2004, he was a member of the Board of Directors of Immerge BioTherapeutics, Inc. Dr. Lebowitz holds a B.A from Columbia College and a Ph.D. from Columbia University.

Wayne Smith	51

Mr. Smith currently holds the following positions with the Company: Secretary, Treasurer and Director since February 2, 2007. Prior to working for Icon, Mr. Smith worked for Visiphor Corporation as Chief Operating Officer and Chief Financial Officer from July 2003 through January 2007. Prior to those positions, he served as Visiphor’s Chief Financial Officer from September 2002 to July 2003, and began with the Company in May 2002. Since 1997, Mr. Smith is also a partner of TelePartners Consulting Inc., a consulting services company that provides management and financial consulting services. From May 2002 to September 2002, Mr. Smith served as comptroller of International Portfolio Management. From October 2001 to May 2002, Mr. Smith was a risk management advisor of Peter Reimer & Associates. From 1997 to July 2001 Mr. Smith was an Audit Senior of Amisano Hanson Chartered Accountants. Mr. Smith holds a Chartered Accountants designation in Canada.

Michael Perry	48

Dr. Perry is a director and the Chairman of the Board of American Xeno, Inc. Since April 2005 he has been the Chief Development Officer of VIA Pharmaceuticals, Inc. and a Venture Partner at Bay City Capital since April 2006. Dr. Perry was the founder and CEO of Extropy Pharmaceuticals from May 2003 to April 2005. He was CEO of Pharsight Corporation from February 2002 to April 2003. From October 2000 to February 2002, Dr. Perry was Global Head of R&D for Baxter BioPharmceuticals. He was Vice President of Novartis Pharma from September 1994 to September 2000. He also previously held positions with SyStemix, Inc., and Genetic Therapy, Inc., and served as Director on each of the company’s boards. He currently serves on the Board of directors of Targeted Genetics Corporation (TGEN), Navon Pharmaceuticals and is an observer on the board of Itamar Medical (ITMR: TASE). Dr. Perry holds an Honors BSc in Engineering/Physics from the University of Guelph, a D.V.M. from the Ontario Veterinary College and a PhD in Biomedical Pharmacology with specialization in cardiopulmonary medicine from the University of Guelph. Dr. Perry is also a graduate of The Executive/International Management Program at Harvard Business School.

David Sachs	65	Dr. Sachs is a director of American Xeno, Inc and will hold the same position with the Company post-merger. He has been Director, Transplantation Biology

Research Center of Massachusetts General Hospital and Professor of Surgery (Immunology), Harvard Medical School since January 1991. He holds an A.B., Summa Cum Laude, in Chemistry from Harvard College, a Diplome d'Etudes Superieures de Sciences in organic chemistry from the University of Paris, and an M.D., Magna Cum Laude, from Harvard Medical School.

Milton Datsopoulus	66

Mr. Datsopoulus is a director of American Xeno, Inc and will hold the same position with the Company post-merger. He has been the founding Senior Partner of Datsopoulus, MacDonald & Lind, P.C. of Missoula, Montana since 1974, a general practice law firm. He has been a director of Montana Rail Link since 1987, and the President, Director and Shareholder of Athens Investments, a private investment company. He is a director of MSE, Inc, a private Montana corporation that provides research and development for the Department of Defense, Department of Energy, NASA and private corporations. He is the Chairman of the Montana World Trade Center since October, 2000 and a Director of INSA (Inland Northwest Space Alliance) since October, 2004, which performs NASA and Department of Defense Research. He has been a Director of Canyon Copper Corp since 2004, a junior exploration and development company. Mr Datsopoulus holds a B.A in Economics and a Doctor of Law degree from the University of Montana.

James Beckner	60

Mr. Beckner has been a practicing corporate attorney for over 30 years, specializing in the structuring of major financial transactions and managing the interface with banks and other institutional lending facilities. He has been counsel to a number of businesses, negotiating and structuring numerous mergers and acquisitions, venture capital transactions, and other transactions. He was a partner at Greenebaum Doll & McDonald PLLC from 1997 to 2006 and at Baker Donelson from1985 to1997. He holds a B.A from Hampden-Sydney College (Va.) and a J.D from Vanderbilt University School of Law.

There are no family relationships among the Company’s current or proposed officers or current or proposed future directors of the Board.

LEGAL PROCEEDINGS

None of the current or proposed directors or executive officers of the Company is a party to or has a material interest in any material proceeding in which they were adverse to the Company or any of its subsidiaries. None of the current or proposed officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the U.S. Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CORPORATE GOVERNANCE

Director Independence

Messrs. Perry, Sachs, Datsopoulus and Beckner will be appointed following completion of the Merger and each will be an “independent director”, as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

Board Meetings, Annual Meeting Attendance

During the last fiscal year, no meetings of the Board were held. The Company has not held an annual meeting as of the date of this Information Statement.

Audit Committee; Other Board Committees

The Company does not presently have any committees of the Board.

The functions of the Company’s audit committee are presently administered by the entire Board. No audit committee charter has been adopted. The Board expects to appoint a new audit committee and to adopt a charter for the audit committee after closing of the Merger.

The Board does not have a nominating committee or compensation committee because the Board has determined that the entire Board can efficiently and effectively fulfill this function by using a variety of methods for identifying and evaluating and compensating nominees for director, including candidates who may be referred by the Company’s stockholders. No nominating committee or compensation committee charter has been adopted. Stockholders who desire to recommend candidates for evaluation may do so by contacting the Company in writing, identifying the candidate and providing background information. Candidates may also come to the attention of the Board through current directors, professional search firms and other persons. In evaluating potential candidates and determining compensation, the Board takes into account a number of factors, including, among others, independence from management; whether the candidate has relevant business experience judgment, skill, integrity and reputation; existing commitments to other businesses; corporate governance background; financial and accounting background; and the current size and composition of the Board relative to the number and complexity of matters to be considered in any given year.

Shareholder Communications

The Company does not currently have a formal process for security holders to send communications to the board of directors. The Company intends to develop such a process following completion of the Merger. Until such time, stockholders may send any correspondence to Wayne Smith c/o Icon Development, Inc., 1235 Quayside Drive, Suite 703, New Westminster BC, Canada V3M 6J5

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as noted below and with respect to the transactions contemplated by the Merger, none of the Company’s current directors or executive officers, any of the incoming directors or executive officers, any person who beneficially owns, directly or indirectly, shares of Common Stock carrying more than 5% of the voting rights attached to the Company’s outstanding shares, any of the Company’s promoters or any members of the immediate family of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last fiscal year or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s current directors, executive officers or incoming directors or executive officers is indebted to the Company.

As at April 20, 2007 the Company owed Mr. Kerster, a director and the Company’s Chief Executive Officer, Chief Financial Officer and President $4,996 for advances received by the Company. This amount is unsecured, non-interest bearing and has no specific terms for repayment.

Certain of the Company’s future executive officers and directors are currently executive officers, directors and shareholders of Xeno. For a description of such relationships, please see the sections entitled “Security Ownership Of Certain Beneficial Owners And Management” and “Directors And Executive Officers” contained herein.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who beneficially own more than 10% of the Company’s shares of Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendments thereto) with the SEC. Executive officers, directors and greater than 10% holders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review the Section 16(a) reports furnished to the Company for the fiscal year ended June 30, 2006, the Company has determined Mr. Kerster failed to file his initial Form 3 on a timely basis. Otherwise, the Company has determined that no required filings were missed pursuant to Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table
Fiscal 2006

Name and Principal Position (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Nonqualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)(j)
Kennedy Kerster CEO, CFO, President, Secretary, and Treasurer	2006	$12,000	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$12,000

Except as described above, no other compensation has been paid to, awarded to, or earned by any of the Company’s executive officers or directors since the Company’s inception.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Schedule to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON DEVELOPMENT, INC.
(Registrant)

By:	/s/ Kennedy Kerster
Kennedy Kerster
President, Chief Executive Officer and Chief
Financial Officer

Dated: April 23, 2007